






INVESTOR MEETING 2014

SANTA CLARA   NOVEMBER 20








INVESTOR MEETING 2014

Renée James
President

Intel Growth & Technology Investments

- Utilizing Intel IP in adjacent segments of computing & enabling new businesses
- Invest in Intel platform value to maintain differentiation & leadership
- Extend the Intel Architecture into emerging and growth segments of computing & devices


Server Core: Intel® Xeon® E5-2600 V3
Memory Controller
DRAM
Core
Cache (SRAM)
Core
Core
Cache (SRAM)
Core
EC
USB
Clock
Display
Audio
QPI, Uncore, I/O
PC Core: Haswell GT3e
GenX GPU
Core
Cache (SRAM)
Memory Controller
Embedded DRAM
Co-packaged
DRAM
EC
USB
Clock
Display
Audio
Tablet Core: BayTrail
I/O
GenX GPU
Security
Display
Camera
Audio
Core incl. Cache
Memory Controller
I/O
USB
DRAM
WiFi
BT
WWAN

Key Areas of Strategic Platform Investments

 **Mobile & Communications:** Computing and devices will all be connected as will IOT. Key area of platform investment for communications as well as growing Mobile Intel Architecture footprint in tablets and phones

 **Security & Privacy:** Central to the cloud and network computing platforms. Accelerated and made more secure with the Intel Architecture extensions to our platforms and a growing business opportunity

 **Internet-of-Things:** Connected and intelligent embedded represents a growth business opportunity extending from a strong base of IA architecture into new segments and emerging IOT businesses

 **Wearables:** Inspiring the next generation of connected devices to develop and emerge on Intel Architecture

 **Storage & Memory:** Growing portion of the balanced computing system and overall platform representing another growth opportunity for Intel

Today's Detailed Discussions

Communications Platform & Mobile Technologies

The Internet of Things and Connected Embedded

Storage and Memory

Agenda

Communications Platform & Mobile Technologies

The Internet of Things and Connected Embedded

Storage and Memory

Mobile and Communications Platform Strategy

- **Leadership communications and connectivity development scaling across multiple segments:**
  - IOT, Tablet, PC, Datacenter and Phone
  - Communications including WiFi and Cellular ,BT, BLE, NFC , etc,

- **Mobile platform investments lead innovation in low power and integration for all platforms**

- **Mobile platform designs lead Intel in new development methodology for faster derivatives and partner platform expansion**

Investing for leadership in multi-comms and mobility

Intel's Strategic Investment in Mobile & Comms



Hermann Eul
Vice President, General Manager
Mobile and Communications Group

Mobile Market Trends

Smart Mobile Devices
~15% Growth



Total Smart Mobile Devices (Mu)

Low-End Growing
5x Faster



Total Smart Mobile Devices (Mu)

LTE Grows ~60%
Low-End 200%



Smart Mobile Device - LTE Mix (%)

60% Growth
in Phablets



≥5.5" Cellular Smart Mobile Devices (Mu)

Our Focused Strategy to Win in 2014

Grow IA Mobile Footprint
Tablets, Cost Reduce, Differentiate

Global Leadership In Communications & Connectivity
Full IP Portfolio that Benefits All Intel Platforms

Capture and Lead Growing Value and Entry Segment
Leadership Products, CTE, Partners

Mobile Strategy is Paying Off
Application Processors, Communications & Connectivity Solutions

40M Tablet Volume On Track
#1 Merchant Tablet Supplier, #2 Tablet Supplier Overall*

Delivered World Class Advanced LTE
Globally Competitive, Accelerated Rate of New Product Development

First Integrated IA + Comms (SoFIA) On Track
SoFIA for the High Growth Value and Entry Market

Source: Strategy Analytics

40M Tablets

~100 OEM ~350 ODM Designs
in Market or Coming to Market

Long Term Customer Partnerships

~20% WWAN Connected

Channel & Marketing Campaigns

Platform & eBOM Cost Reduction

2014 Designs



Value & Entry   Premium & Mid

Source: Intel Internal

Other brands and names may be claimed as the property of others.

Showcase Designs

Thinnest Tablet, Immersive Visuals



Dell Venue 8 with Intel® Realsense™ Snapshot

Great for Education and Kids



FUHU DreamTab

Innovative Designs: Sleek, Unique and 2 in 1s



Lenovo Yoga 2 Pro Tablet

Turnkey Program for OEM/ODM's

Master Reference Design  **Tools & Support**  (intel) **and Channel Match-making**

>350 Global Designs

>30 ODM, PCBA Partners

45% of Intel Powered Tablets Sold In '14*

Source: Intel internal estimates



Performance & Experience Matters
At All Price Points

Web Browsing
Loading your web content

On Intel® Atom™ Processor Z3580 vs. Octa-core MediaTek* MT8392

Up to

53%

Faster[1]

1) As measured by web page content load test

Create & Edit Content
Edit pictures and videos

On Intel® Atom™ Processor Z3580 vs. Octa-core MediaTek* MT8392

Up to

150%

Better[2]

2) As measured by MobileXPRT* 2013 Performance Score

Online Activities
Stock Dashboard Updates

On Intel® Atom™ Processor Z3580 vs. Octa-core MediaTek* MT8392

Up to

200%

Faster[3]

3) As measured "Stocks Dashboard" subtest of WebXPRT* 2013

Intel Inside Delivers A Better User Experience

Device Configurations:
(1) ASUS* MeMO Pad 8 (ME581C): Intel® Atom™ Processor Z3580 (4T4C Silvermont, up to 2.33GHz), PowerVR G6430 Graphics, 2GB RAM, 32GB storage, 8" screen with 1920x1200 resolution, Android* 4.4.2
(2) Cube* Talk 8X*: MediaTek* MT8392 (8C8T Cortex*-A7, 2.0GHz), ARM* Mali-450MP4 Graphics, 2GB RAM, 32GB storage, 9.7" screen with 2048x1536 resolution, Android* 4.2.2

Applications Run Great On Intel
Windows & Android

Android Apps "Just Work"



Top 2K Applications

≥ Performance

Top Apps Native



Better Performance

vs.

Competitive Platforms

Full Developer Support



SDKs & Tools

Windows & Android

Intel and Android Momentum

Intel Inside Android TV Nexus Player



Expanding Our Mobile Platform

Intel Reference Design for Android



Scale More Android Devices for Value Segment

Shipments on Android (Mu)



Steady Increase of Android Shipments on IA

Smartphones

New Family of Asus Smartphones



ASUS MeMo Pad 7



ASUS PadFone X mini



ASUS Fonepad 7 ME372CL

Communications for Smartphones







Intel LTE Advanced

Samsung Galaxy Note 4 & Alpha LG G3

New Products & Partners

lenovo

Rockchip
瑞芯微电子

SPREADTRUM



LTE Ramp
Shipping Today with Carriers in U.S., Latin America, Europe, SE Asia



LTE Advanced Launch Global 5 Mode
Intel® XMM™ 726x



> 25 Designs In Market
Intel® XMM™ 7160 and 7260



Modules
Tablets, 2 in 1s & Ultrabooks™

Solid Foundation to Fuel Growth

 Strong Partners

 Design Pipeline

 Products

 Ecosystem

2015: Focused Expansion

SoFIA Family On Track for 2015 Ramp

First Integrated Intel Architecture & Intel Communications Solutions

Cost Optimized for Value & Entry	Single Platform	Scale Partners
SoFIA 3G SoFIA 3G-R SoFIA LTE	 Phablets  *Tablets*  *Phones*	**Rockchip** 瑞芯微电子 **SPREADTRUM**

Communications and Connectivity Advantage
Key for Platform & Industry Innovation

Complete IP Portfolio

4G
3G
2G

 


NFC
GNSS




WiFi



FM Radio


2015 Platforms


Integrated
SoFIA


Modules
Cherry Trail
Broadwell


Discrete
LTE

Communications and Connectivity For All Platforms

Broad Portfolio Enables Integration for Cost & Performance

Standards & Industry Leadership





















3GPP
Wi-Fi Alliance
Open Interconnect Consortium
Bluetooth
NFC Forum
IEEE
ETSI
Alliance for Wireless Power
oneM2M

Performance & Mid
Mobile Platform Portfolio

2015				2016	
LTE Advanced XMM 7260 ramp, XMM 7360 Next-Gen: Cat 10, 3 CA, up to 450 Mbps D/L	**Bay Trail** Quad Core Silvermont 22m	**Moorefield** Quad Core Silvermont 22nm	**Cherry Trail** Quad Core Airmont 14nm	**Broxton** *Performance* Quad Core Goldmont 14nm	**SoFIA MID** Quad Core LTE 14nm, Intel Mfg

Value & Entry
Mobile Platform Portfolio

2015				2016
Bay Trail Entry	**SoFIA 3G**	**SoFIA 3G-R**	**SoFIA LTE**	**SoFIA LTE 2**
Quad Core Intel® Atom™	Integrated 3G Dual Core Atom™ Q4'14	Integrated 3G Quad Core Atom™ 1H'15	Integrated LTE Quad Core Atom™ Starting Mid 2015	Quad Core 14nm, Intel Mfg

Derivative Products & Reselling

 

Our Focused Strategy To Win

Grow IA Mobile Footprint
Best Experience on IA

Global Leadership In Communications & Connectivity
Expanding IP Portfolio to All Intel Platforms

Capture and Lead Growing Value and Entry Segment
SoFIA, CTE, Partners

Agenda

Communications Platform & Mobile Technologies

The Internet of Things and Connected Embedded

Storage and Memory

IOT Platform Strategy

- Leadership Intel products for connected, intelligent IOT solutions utilizing low power IA investments as well as communications

- Combined software and hardware to create solutions approach to the market and enabling selected verticals like Retail, Automotive, etc. *(combined WindRiver into IOT group)*

- Deep knowledge and experience with design and life cycles of embedded devices and markets provides leadership opportunity

- Provides current and future adjacent growth opportunity, utilizing assets of other communication and mobile investments

Extending Core IP to New Markets



Doug Davis
Vice President, General Manager
Internet of Things Group

Key Messages

Big opportunity evolving from a market footprint we've been in for 30+ years.

Leading with solutions and technology across Intel.

Well positioned with end-end capabilities necessary
to deliver the value of the IOT.

The Internet of Things is...

50B
DEVICES*

Sensors



Home/Industrial

Gateway

Mobile

Network

44
ZETABYTES**

DC/Cloud

COST OF SENSORS **2X**
PAST 10 YEARS

COST OF BANDWIDTH **40X**
PAST 10 YEARS

COST OF PROCESSING **60X** ***
PAST 10 YEARS

* IDC

** IMC/EDC: The Digital Universe of Opportunities

*** Goldman Sachs

Internet of Things Group

>20% CAGR ~40% MSS	>30% CAGR <10% MSS	>10% CAGR <10% MSS	>10% CAGR ~20% MSS	New IOTG Market Sector
Retail	**Transportation**	**Mfg/ Indu/ Energy**	**Segments* & Broad Market**	**Smart Home & Buildings**



Pie chart: Smart Home/Bldg, Retail, Mfg/Indu/Energy, Segments & Broad Market, Transportation

 Transactional Retail	 Software Defined Cockpit	 Smart Mfg	 DSS  Gaming  Health  MAG  Print Imaging	 Bldg Automation
 Visual Retail	 Autonomous Vehicles	 Energy		

WIND RIVER

 Quark  intel inside ATOM  intel inside CORE  intel inside XEON

- '15 SAM = $11-$13B*

- $2.1B in 2014*
- IOTG ~17% MSS
- 18% YoY growth

CAGR is '09-13 SOM revenue; MSS is calculated with silicon revenue SAM; SAM is 32bit+ MPU/ASSP/ASIC with non-focused MPU/ASSP/ASIC devices removed; based on IDC 2013 eMPU report. Includes other embedded vertical investments.

* 2014 Intel forecast

IOTG Benefits from Shared IP


Xeon
Core
Pentium
Celeron
Atom
Quark
intel inside XEON
intel inside CORE
intel inside ATOM
intel Quark
Market Opportunity
Hi Perf MPU
ASP $100-2K+, Avg $450
~1M units
Mid Perf MPU
ASP $30-300, Avg $75
~100M units
Entry Perf 32+ bit MPU
ASP $5-30, Avg $15
~500M units
Embedded 32+ bit MCU
ASP <$10, Avg $1
~2B units
Embedded <32 bit MCU
ASP <$5, Avg $1
~10B units
SAM
TAM

MPU includes MPU, and core based ASSP/ASICs

Source: IDC, IHS, Gartner, Intel

Internet of Things Group



Revenue/Design Win Mapping

Legend: Revenue — Design Win $

2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

Forecast

Performance

Design win momentum continues across all segments

IOT Challenges



High
Low
5
4
3
2
1
Expectation gap
3.2
3.2
3.4
2.7
3.6
5.0
4.3
3.0
Security
Device Interop-erability
IT/OT integration
Advanced Analytics
Ease of Use
Sensing Capability
Hardware Perfor-mance
Silicon Brand
Differentiation opportunity for horizontal platform
Legend
Importance to customer
Biggest Gap = Biggest Opportunity
Performance of today's solutions

Source Bain: Reflects n=37 interviews with tier 1 leaders in Smart Factory, Smart Building, Smart Fleet, Smart Grid Substation and Smart City Environmental Sensing domains

Essential Tenets of Edge to Cloud IoT Solutions

 Monetize HW, SW, and Data Management

 Actionable Analytics

 Data Normalization

 Connectivity, Device Discovery, and Provisioning

 Security as the Foundation - HW and SW

Industry Alignment is Critical



industrial internet CONSORTIUM

IIC Founder Companies





at&t, CISCO, GE, IBM, intel

BAYSHORE, purfresh, ENT, PTC, Pitney Bowes, MITSUBISHI ELECTRIC, CUBICON, rhoOdata, XCALIBER, DELL, Micron, ei3, Parker, Schneider Electric, mobily, elecsys, NEC, gridconnect, Wyconn, TOSHIBA, rti, accenture, DRAPER, Synapse, people power, TE, tyco, LAAS-CNRS, HUAWEI, system insights, HITACHI, Sentient, SevOne, Microsoft, Symantec, The Open Group, hp, EnterpriseWeb, TIA, TOYOTA, CANONICAL, EMC², Technische Universität Darmstadt, SAMSUNG, ONRAMP, v2com, MOXA, Space Curve, BOSCH, DATAWATCH, eclipse, MITRE, Tech Mahindra, BlackBerry, machineshop, ThingWorx, WPG, Deloitte., care innovations, NATIONAL INSTRUMENTS, PRISMTECH, FUJITSU

OPEN INTERCONNECT CONSORTIUM

OIC Board of Directors



SAMSUNG, MEDIATEK, CISCO, intel

acer, ActnerLAB, ADT, ALLION, ATMEL, wigwag, SILEGO TECHNOLOGY, cryptosoft everything secured, Eyeball Networks, GCR, InFocus, IIOT, laplink connect your world, gluu, EXO U, METAGO, lenovo FOR THOSE WHO DO., NewAer, niteo, CableLabs, OSS Nokalva, REALTEK, remo SOFTWARE, roost, SmartThings, thug, VMC, ENEA, cādence, ZULA

*Other names and brands may be claimed as the property of others

IOT Delivers Results





NCR POS w/ Intel® DPT and vPro for Transactions: Reducing fraud through e2e encryption.

Potential US Benefits:
100M credit card numbers stolen in 2013



Intel's Assembly / Test – sensors and analytics help maintain productivity.

Measured Benefits:
$9M/ year



Vnomics solution: 6% increase in fuel economy across 100% of fleet = $15M / Year

Potential US Benefits:
38 Million Tons of CO_2



Di-BOSS (Digital Building Operating System) + Cisco Energy Management: Electrical, Steam and Water

Saved $1M in 1 Building / Year
$.50/sq ft.



Rudin Management Company, Inc.

Solutions for IOT and Developers

Service Management
- API Management
- API Orchestration
- Intel Express Gateway & Tokenization
- Intel Security Solutions
- Wind River Systems

 WIND RIVER  MASHERY An Intel Company  intel Security · intel Developer Resources

Comms: 3G, LTE, Wifi, Bluetooth, NFC, GPS...

Things
- Personal devices incl wearables
- Cars, Home automation
- Manufacturing equip



Gateways
- Home: Puma Gateway
- Industrial: Moon Island Gateway



Network
- SDN: Software Defined Networks
- ONP: Open Networking Platform
- NFV: Network Function Virtualization



Datacenter
- Intel Data Center Manager
- Intel Data Platform
- Software Defined Infrastructure



...    VxWorks®  ...

Optimized on Intel Architecture

 intel Quark  intel inside ATOM  intel inside CORE  intel inside XEON

Summary

Big opportunity evolving from a market footprint we've been in for 30+ years.

Leading with solutions and technology across Intel.

Well positioned with end-end capabilities necessary
to deliver the value of the IOT.

Memory as Platform

- As computing architectures continue to scale, memory continues to be a critical piece of the platform architecture, especially in the datacenter

  – Intel continues to drive innovation in memory technology

- Solid-state drives are only at the beginning of the adoption curve providing a significant business growth opportunity

CPU and Data: Better Together



Rob Crooke
Vice President, General Manager
Non-Volatile Memory Solutions Group

Key Messages

Sustained innovation has delivered profitable growth

Key IT challenges can be addressed with CPU + storage together

Computing insight and platform optimization are a unique advantage

Our Strategy: Technology Driven. Customer Inspired. Platform Connected.

Data wants to be close to the CPU… Economics keeps them apart



The Increasing Gap



Memory & storage critical to scaling computing

Intel® Solid-State Drive a Multi-Decade Journey


Moore's Law
In 1965, Intel co-founder Gordon Moore predicted that the number
of transistors on a piece of silicon would double every couple of
years—an insight later dubbed "Moore's Law." His prediction has
held true, as ever-shrinking transistor sizes have allowed exponential
growth in the number of transistors on a single chip.



12MB

First Intel® Commercial SSD

1992

Technology Leadership Through the Years


Intel/Micron
Market
Tech Insights Best Flash Technology
1st Pitch Doubling in Production
1st to 3Xnm (34nm)
Pitch Doubling 3Xnm
1st to 2Xnm
1st Integration of Word Line Airgap (25nm)
Word Line Airgap Integration
1st Cell w/ Hi-K Metal Gate, 1st 128Gb (20nm)
3D NAND 128Gb
1st 3D NAND with Disruptive Cost
2007
2008
2009
2010
2011
2012
2014
2015

The Increasing Gap



SSDs address the performance gap

Intel Creates an Industry

Industry Computing SSD Revenue



"The Intel X25-M 80GB SSD is screaming fast and blows away all of the previous best storage options!" - 2008



"This, ladies and gentlemen, is absolute domination. The X25-M thoroughly outclasses the competition here, wiping the floor with not only every mechanical hard drive in the field, but the other SSDs, as well." - 2008



2008 Intel Re-invents the SSD

Source: Forward Insights October '14.

The SSD Difference – Accelerating Big Data





Performance Improvement

4 x
3 x
2 x
1 x
0

HDD | PCIe SSD

3x

Results have been estimated or simulated using internal Intel analysis or architecture simulation or modeling, and provided to you for informational purposes. Any differences in your system hardware, software or configuration may affect your actual performance.

Other names and brands may be claimed as the property of others.

Intel SSDs improve Hadoop performance by over 3x

Innovation and SSD Disruption

SSD: 4 inches of storage
Performance: 11M I/O per sec



VS

HDD: 500 feet of storage
Performance: 11M I/O per sec





Just under two American football fields

Results have been estimated or simulated using internal Intel analysis or architecture simulation or modeling, and provided to you for informational purposes. Any differences in your system hardware, software or configuration may affect your actual performance.

Bringing data closer: same performance, smaller footprint



Addressing IT Pain Points

Platform Optimization Delivers Enhanced Capability



Platform	NVM	Validated Solutions
Intel® vPro™	Intel® SSD Professional Family	Intel® Security

Data Center | Client


Better Security Coverage
Plug known security gaps


Better User Experience
Improve Security UX
No compromise in security/performance


Better IT Solutions
Solve IT pain points

Data Center Leadership



Q2 2014 Data Center Market Segment Share: IDC

Source: IDC, Worldwide Solid State Drive Quarterly Update: 2Q14, doc #251237, September 2014.

NAND Leadership

2D NAND



128Gb

Image not to scale

Intel 3D NAND



256Gb

Image not to scale



32 Tiers

Disruptive 3D NAND

Breakthrough cost

2x bits per die

1 TB in 2mm

>10TB in a SSD

Estimates are based on internal Intel and market based analysis, and provided to you for informational purposes and are subject to change.

Tremendous Opportunity



Sources: Intel internal research, and Geoffrey Moore, Crossing the Chasm.

Growing Revenue in Compute NVM



Intel NAND Revenue and SSD Revenue

$2B

Revenue $

All NAND

NAND SSDs

2009   2010   2011   2012   2013   2014 Est.

Source: internal Intel estimates.

Compute Data: A Growth Opportunity



Technology Driven. Customer Inspired. Platform Connected.








(intel)

INVESTOR MEETING 2014

Q&A

Legal Disclaimers

Software and workloads used in performance tests may have been optimized for performance only on Intel microprocessors. Performance tests, such as SYSmark and MobileMark, are measured using specific computer systems, components, software, operations and functions. Any change to any of those factors may cause the results to vary. You should consult other information and performance tests to assist you in fully evaluating your contemplated purchases, including the performance of that product when combined with other products.

All dates, forecasts and products specified in this presentation are subject to change without notice. This presentation will not be updated to reflect any such changes.

Copyright 2014 Intel Corporation.

*Other names and brands may be claimed as the property of others.

Risk Factors

The statements in the presentations and other commentary that refer to plans and expectations for the fourth quarter, the year and the future are forward-looking statements that involve a number of risks and uncertainties. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," "should" and their variations identify forward-looking statements. Statements that refer to or are based on projections, uncertain events or assumptions also identify forward-looking statements. Many factors could affect Intel's actual results, and variances from Intel's current expectations regarding such factors could cause actual results to differ materially from those expressed in these forward-looking statements. Intel presently considers the following to be important factors that could cause actual results to differ materially from the company's expectations.

- Demand for Intel's products is highly variable and could differ from Intel's expectations due to factors including changes in the business and economic conditions; consumer confidence or income levels; customer acceptance of Intel's and competitors' products; competitive and pricing pressures, including actions taken by competitors; supply constraints and other disruptions affecting customers; changes in customer order patterns including order cancellations; and changes in the level of inventory at customers.

- Intel's gross margin percentage could vary significantly from expectations based on capacity utilization; variations in inventory valuation, including variations related to the timing of qualifying products for sale; changes in revenue levels; segment product mix; the timing and execution of the manufacturing ramp and associated costs; excess or obsolete inventory; changes in unit costs; defects or disruptions in the supply of materials or resources; and product manufacturing quality/yields. Variations in gross margin may also be caused by the timing of Intel product introductions and related expenses, including marketing expenses, and Intel's ability to respond quickly to technological developments and to introduce new features into existing products, which may result in restructuring and asset impairment charges.

- Intel operates in highly competitive industries and its operations have high costs that are either fixed or difficult to reduce in the short term.

- The declaration and rate of dividend payments and the amount and timing of Intel's stock buyback program are at the discretion of Intel's board of directors, and plans for future dividends and stock buy backs and could be affected by changes in Intel's priorities for the use of cash, such as operational spending, capital spending, acquisitions, and because of changes to Intel's cash flows and changes in tax laws.

- Intel's expected tax rate is based on current tax law and current expected income and may be affected by the jurisdictions in which profits are determined to be earned and taxed; changes in the estimates of credits, benefits and deductions; the resolution of issues arising from tax audits with various authorities, including payment of interest and penalties; and the ability to realize deferred tax assets.

- Gains or losses from equity securities and interest and other could vary from expectations depending on gains or losses on the sale, exchange, change in the fair value or impairments of debt and equity investments; interest rates; cash balances; and changes in fair value of derivative instruments.

- Intel's results could be affected by adverse economic, social, political and physical/infrastructure conditions in countries where Intel, its customers or its suppliers operate, including military conflict and other security risks, natural disasters, infrastructure disruptions, health concerns and fluctuations in currency exchange rates.

- Intel's results could be affected by the timing of closing of acquisitions, divestitures and other significant transactions.

- Intel's results could be affected by adverse effects associated with product defects and errata (deviations from published specifications), and by litigation or regulatory matters involving intellectual property, stockholder, consumer, antitrust, disclosure and other issues. An unfavorable ruling could include monetary damages or an injunction prohibiting Intel from manufacturing or selling one or more products, precluding particular business practices, impacting Intel's ability to design its products, or requiring other remedies such as compulsory licensing of intellectual property.

A detailed discussion of these and other factors that could affect Intel's results is included in Intel's SEC filings, including the company's most recent Form 10-Q, Form 10-K and earnings release.